TEVA RELEASES INNOVATION AND SOCIAL RESPONSIBILITY HIGHLIGHTS
Leading Global Pharmaceutical Company Recaps Latest Milestones, from Bolstering Digital Healthcare
Start-Ups to Creating Tailored Treatments

JERUSALEM, Jan. 25, 2016- Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) released its Corporate Social Responsibility Highlights today. In one year, Teva—the world’s largest generic medicines maker and recognized leader in specialty pharmaceuticals—launched more than 315 new generic medicines to more than 200 million patients, in over 60 countries. Additionally, Teva is on target to launch over 1000 new generic medicines in 2016 and nearly 1500 new generic medicines in 2017 as well as 27 new specialty products by 2019.

“We remain committed to ensuring that our medicines are available and adapted to serve global and changing healthcare needs,” said Teva President and CEO Erez Vigodman. “The highlights released today demonstrate our evolution over the last few years as we make healthcare accessible for billions of people around the world and seek to reduce the burden on national economies and investing in development to bring new therapeutic options to patients.”

Teva’s work in decreasing generic prescription drug prices in the U.S., saving billions for the UK National Health Service, lowering greenhouse gas emissions and other recent insights into the company’s social responsibility and innovation efforts can be found in “Innovating for Better Health: Teva Global Corporate Social Responsibility Highlights.”

Highlights include:

Creating the next generation of health startups. In January 2015, Teva, in collaboration with Phillips Healthcare, launched Sanara Ventures. It is the first partnership of its kind in Israel. The venture capital incubator committed to investing approximately $26 million to support 40-50 early-stage digital healthcare and medical device companies in the next eight years. To date, out of 400 applications, four companies have received funding, with two receiving full licensure in the digital health and respiratory space.

Enhancing patient treatment methods. Teva scientists are playing a unique role in developing innovative therapies by taking already known molecules and repurposing and transforming them for better efficacy, safety and improved patient compliance. Current new therapies are in advanced stages of development and include a long-lasting, ready-to-use treatment for schizophrenia patients.

Personalized medicine. Teva’s pharmacogenomics research in Israel is working to identify specific genetic modifications among similar communities. The potential exists to develop targeted treatments that can prevent serious diseases in populations with similar genetic markers.

Supporting women in leadership positions around the globe. At Teva, 49 percent of total management at all levels, and 35 percent of executives and senior management are women. Research from 2015 on business diversity shows that around the world just 22 percent of senior roles are held by women, compared to 19 percent in 2004.

These milestones align with the announcement of Teva’s Target Zero vision to achieve zero incidents, zero injuries and zero releases into the environment. As part of this vision, Teva pledged to reduce energy consumption by 20 percent and reduce greenhouse gas emissions 15 percent by 2020. Between 2012 and 2014, Teva cut greenhouse gas emissions by six percent and reduced water usage by 17 percent in 2014 alone.

Each year, since 2011, Teva has responded to the climate change information survey by the Carbon Disclosure Project, most recently scoring a 96B out of a highest possible score of 100A.

“These highlights demonstrate Teva’s continued commitment to offer real value to patients and healthcare systems around the globe,” said Iris Beck-Codner, Group Executive Vice President, Corporate Marketing Excellence and Communications. “The report also highlights our sustained efforts to preserve the environment, as well as our steadfast commitment to ensure that Teva employees achieve their fullest potential in a healthy work environment. As a whole, it reflects the progress we’ve made, our vision for the future and our belief that the global healthcare industry must play an increasingly integral role in creating accessible, innovative and sustainable solutions for people everywhere.”

To learn more about Teva’s Corporate Social Responsibility efforts, please visit: http://www.tevapharm.com/corporate—responsibility/.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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